

November 8, 2011

Via E-mail
Manuel E. Iglesias
Chief Executive Officer and President
Hygea Holdings Corp.
9100 South Dadeland Blvd., Suite 1500
Miami, FL 33156

> **Re: Piper Acquisition II, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed: October 13, 2011**
> **File No. 333-174252**

Dear Mr. Iglesias:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Management's Discussion and Analysis
Results of Operations
Comparison of the Three and Six Months Ended June 30, 2011 and 2010, page 26

1. Please disclose the amount of CarePlus administrative fee that was recognized in 2011 in excess of 2010 and explain why the fee increased.

Application of Critical Accounting Policies and Estimates
Revenues, page 29

2. Please tell us where you provided the discussions that were requested in our previous comment 20.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

3. We acknowledge your response to comment 44. Please provide a disclosure that explains why you do not appear to have any collection risk for your accounts receivable.

Consolidated Statements of Stockholders' Equity, page F-5

4. We are evaluating your responses to comments 46, 52, 56, and 58. Please provide us a chronological list of stock-based transactions with third parties. Please provide a description of the transactions and quantify the number of shares underlying the transaction and the per share price of the underlying shares. Please disclose the reasons for the price fluctuations between each issuance.

Consolidated Statements of Cash Flows, page F-6

5. Where you revised the amounts presented here in response to comment 47, clearly mark them as "restated" and provide a note to explain your revision.

Revenues, page F-8

6. Refer to our previously issued comment number 48 and tell us where you addressed this comment.

7. Please revise the disclosure you provided in response to comment 49 to describe the types of license fees and non-medical revenues and how you determine the timing and the amount of the license fees and non-medical revenues recognized.

Reinsurance (Stop-Loss Insurance), page F-9

8. Your policy for recognizing reinsurance recoveries, as provided in your response to comment 50, does not appear to comply with U.S. GAAP. Please explain to us why you do not believe ASC 954-720-45-1 applies to your scenario.

Claims Payable, page F-10

9. Please tell us where you disclosed the amount of estimated claims that were incurred but not reported, as previously requested in our comment 51.

C. Acquisitions
Royal Palm Beach Medical Group, page F-12

10. Please tell us where you described the nature of the assets acquired as previously requested in comment 53.

E. Stockholders' Equity, page F-13

11. Refer to your response to comment 57 and tell us why you changed the number of shares referred to in your disclosure. In addition, please revise your disclosure to explain the difference in the number of shares as you have done in your response.

G. Intangible Assets, page F-14

12. As previously requested in our comment 59, please disclose the facts and circumstances that support your belief that the straight-line method of amortization is more appropriate than an accelerated method of amortization for customer relationship intangible assets.

N. Income Taxes, page F-16

13. Please tells us where you disclosed the description of the line item, "Other," as previously requested in our comment 61.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kei Ino at (202) 551-3659 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495 or, if she is not available, Dan Greenspan at (202) 551-3623 or me with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Via E-mail
        Stephen M. Fleming, Esq.
        Fleming PLLC
        49 Front Street, Suite 206
        Rockville Centre, New York 11570